As filed with the Securities and Exchange Commission on May 16, 2017	Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form F-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

FORTIS INC.

(Exact name of Registrant as specified in its charter)

Newfoundland and Labrador, Canada	98-0352146
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada A1E 0E4
(709) 737-2800

(Address and telephone number of Registrant’s principal executive offices)

FortisUS Inc.

c/o The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

(302) 658-7581

(Name, address and telephone number of agent for service)

Copies to:

David C. Bennett
Executive Vice President,
Chief Legal Officer
and Corporate Secretary
Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador, Canada
A1E 0E4
(709) 737-2800

Jeffrey Nadler, Esq. Davies Ward Phillips & Vineberg LLP 900 Third Avenue, 24th Floor New York, NY 10022 (212) 588-5505

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☒

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit			Proposed maximum aggregate offering price			Amount of registration fee
Common Shares (no par value)	6,000,000	US$	32.75	(1)	US$	196,500,000	(1)	US$	22,774.35

(1) Based on the average of the high (US$32.85) and low (US$32.65) prices of the common shares of Fortis Inc. on the New York Stock Exchange on May 15, 2017, and estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act.

If, as a result of stock splits, stock dividends, stock distributions or similar transactions, the number of securities purported to be registered on this Registration Statement changes, the provisions of Rule 416 shall apply to this Registration Statement.

FORTIS INC.

6,000,000 COMMON SHARES

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

This prospectus covers 6,000,000 common shares, without par value, or the Common Shares, of Fortis Inc., or the Corporation, we or us, that may be purchased under our second amended and restated dividend reinvestment and share purchase plan, or the Plan.  The Plan provides a means for holders of our Common Shares to invest the cash dividends on their Common Shares and make optional cash payments to purchase additional Common Shares.

Under the Plan, holders of our Common Shares who reside in Canada, the United States and elsewhere may opt to reinvest their dividends on all of their Common Shares or invest optional cash payments.  Common Shares purchased under the Plan will, at our option, either be (i) existing shares purchased on the open market through the facilities of the Toronto Stock Exchange, or the TSX, and/or any other stock exchange on which the Common Shares may from time to time be listed and posted for trading or (ii) new shares purchased directly from us.  If Common Shares are purchased directly from us upon reinvestment of cash dividends under the Plan, the price at which such Common Shares are purchased will be the volume weighted average trading price of the Common Shares on the TSX (or another stock exchange where the majority of the trading volume and value of the Common Shares occurs) during the five trading days immediately preceding the dividend payment date on which not less than 100 Common Shares were traded, or the Average Market Price, less a discount, if any, of up to 5% at our election.  As of the date of this prospectus, the discount has been set by our board of directors, or the Board, at 2%.  If we alter or eliminate the discount, we will publish a press release notifying participants of such alteration or elimination.  If Common Shares are purchased directly from us for an optional cash payment, the price at which such Common Shares are purchased will be the Average Market Price, and the discount will not apply to optional cash purchases under the Plan.  If Common Shares are purchased on the open market, upon either the reinvestment of cash dividends or as a result of an optional cash payment, the price at which such Common Shares are purchased will be the average of the price paid (excluding brokerage commissions, fees and transaction costs) per Common Share.  We bear all administrative costs and there is no brokerage commission for the Common Shares acquired under the Plan.

Our Common Shares are listed on both the TSX and the New York Stock Exchange, or the NYSE, under the symbol “FTS”.  On May 15, 2017, the closing price for our Common Shares on the TSX was C$44.76 and the closing price for our Common Shares on the NYSE was US$32.81.

We currently pay quarterly dividends on our Common Shares.  The rate at which we pay dividends takes into account many factors including the expectation of reasonable outcomes for regulatory proceedings at our utilities, the successful execution of the five-year capital expenditure program, and our management’s continued confidence in the strength of our diversified portfolio of utilities and record of operational excellence.

We cannot estimate anticipated proceeds from the further sale of Common Shares under the Plan, which will depend on the market price of the Common Shares, the extent of shareholder participation in the Plan and other factors.  We will not pay underwriting commissions in connection with the Plan but will incur estimated costs of approximately US$97,774 in connection with this offering.

The Plan was initially effective for dividends declared after September 16, 1994, was amended and restated on January 1, 2009, and was subsequently amended and restated on May 3, 2017.  On May 3, 2017, the Board authorized (i) the amendment of the Plan, among other things, to allow our U.S. resident shareholders to participate in the Plan and (ii) the increase in the number of Common Shares issuable under the Plan by 15,150,271 Common Shares.  As of the date of this prospectus, there are 20,797,778 Common Shares available for issuance under the Plan.

Investing in our Common Shares involves risks.  See “Risk Factors” and “Forward-Looking Information” on pages 7 and 4 of this prospectus for a discussion of certain factors relevant to an investment in our Common Shares.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 16, 2017.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and, accordingly, we file reports with and furnish other information to the Securities and Exchange Commission, or the SEC.  Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.  For example, the Corporation is exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

You may read and copy any document that we have filed with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  You may also obtain copies of the same documents from the public reference room of the SEC by paying a fee.  You should call the SEC at 1-800-SEC-0330 or access its web site at www.sec.gov for further information about the public reference room.  The SEC’s Next-Generation Electronic Data Gathering and Retrieval, or EDGAR, system at www.sec.gov contains reports and other information about us and all public documents that we file electronically with the SEC.

We are also a reporting issuer in each of the provinces of Canada and are required to file through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval, or SEDAR, the Canadian equivalent of the SEC’s EDGAR system, at www.sedar.com, periodic reports, including audited annual financial statements and unaudited quarterly financial statements, material change reports and management proxy circulars and related materials for annual and special meetings of our shareholders.  In addition, substantially all of the disclosure materials that we file with the SEC are also available on SEDAR.

We have filed with the SEC under the U.S. Securities Act of 1933, as amended, or the Securities Act, a registration statement on Form F-3 relating to the Plan of which this prospectus is a part.  This prospectus does not contain all of the information set forth in such registration statement, and you should refer to the registration statement and its exhibits to read that information.  For further information about us and our Common Shares, you are encouraged to refer to the registration statement and to the exhibits filed with it.  Statements contained in this prospectus as to the provisions of documents filed as exhibits are not necessarily complete, and in each instance reference is made to the copy so filed that is included as an exhibit to the registration statement, and each such statement in this prospectus is qualified in all respects by such reference.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain documents that we file with or furnish to the SEC.  This means that we can disclose important information to you by referring to those documents.  The information incorporated by reference is considered to be an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information.  References to this prospectus, unless otherwise stated, include the documents incorporated by reference herein.  The following documents, which we have filed with or furnished to the SEC are specifically incorporated by reference into this prospectus:

1.              Our Annual Report on Form 40-F for the fiscal year ended December 31, 2016, filed with the SEC on February 16, 2017, as amended, or the 2016 Annual Report.

2.              Our Management Information Circular, dated March 17, 2017, relating to the annual and special meeting of our shareholders held on May 4, 2017, furnished to the SEC on Form 6-K on March 28, 2017.

3.              Our Unaudited Interim Consolidated Financial Statements as at and for the three months ended March 31, 2017, together with the notes thereto, attached as Exhibit 99.2 to Form 6-K furnished to the SEC on May 2, 2017.

4.              Our Management Discussion and Analysis of financial condition and results of operations as at and for the three months ended March 31, 2017, attached as Exhibit 99.3 to Form 6-K furnished to the SEC on May 2, 2017.

5.              The description of our Common Shares contained in our Registration Statement on Form 8-A, filed with the SEC on October 12, 2016.

All subsequent annual reports on Form 40-F filed by us pursuant to the Exchange Act prior to the termination of this offering will be incorporated by reference into this prospectus as of the date of the filing of such annual reports.  In addition, we may incorporate by reference into this prospectus subsequent reports on Form 6-K that we furnish to the SEC prior to the termination of this offering to the extent we expressly provide therein.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or therein or in any other later filed document that also is incorporated by reference in this prospectus modifies or supersedes such statement.  Any such statement so modified shall not be deemed, except as so modified, to constitute a part of this prospectus.  Any such statement so superseded shall be deemed not to constitute a part of this prospectus.

You may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents unless delivery of the exhibits is specifically requested.  Requests should be directed to the Secretary of the Corporation at Fortis Place, Suite 1100, 5 Springdale Street, St. John’s, Newfoundland and Labrador, Canada A1E 0E4 (telephone (709) 737-2800).  Additionally, copies of such documents may be accessed through the “Investor Relations — Financial and Regulatory Reports” section of our website at www.fortisinc.com.

FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995, collectively referred to herein as forward-looking information.  Forward-looking information reflects expectations of our management regarding future growth, results of operations, performance, business prospects and opportunities.  Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information in this prospectus and the documents incorporated by reference herein, which includes, without limitation:

•                  statements related to the potential acquisition of an interest in the Waneta Dam and related transmission assets, the expected timing, benefits, total consideration and adjustments and expecting financing thereof, conditions precedent to the closing, including receipt of certain approvals and consents;

•                  the expectation that we will not be a “passive foreign investment company” for the taxable year ending December 31, 2017 or thereafter;

•                  the expectation that the acquisition of ITC Holdings Corp., or ITC, will be accretive to earnings per Common Share in 2017;

•                  target average annual dividend growth through 2021;

•                  forecast midyear rate base through 2021;

•                  expected compound annual growth rate in rate base through 2019;

•                  the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions;

•                  forecast gross consolidated and segmented capital expenditures for 2017 and from 2017 to 2021;

•                  the nature, timing and expected costs of certain capital projects including, without limitation, expansions of the Tilbury liquefied natural gas, or LNG, facility, ITC Multi-Value Projects, the 34.5 to 69 kilovolt Conversion Project, the Gas Main Replacement Program, the Lower Mainland System Upgrade, the Pole Management Program, the pipeline expansion to the Woodfibre LNG site, the Wataynikaneyap Project, the Lake Erie Connector Project, community-scale solar projects in Arizona and utility-scale solar projects in Turks and Caicos Islands;

•                  the expectation that our capital expenditure program will support continuing growth in earnings and dividends;

•                  expected consolidated fixed term debt maturities and repayments in 2017 and over the next five years;

•                  the expectation that the Corporation and its utilities will have reasonable access to long-term capital in 2017;

•                  the expectation that subsidiary operating expenses and interest costs will be paid out of subsidiary operating cash flows;

•                  the expectation that cash required to complete subsidiary capital expenditure programs will be sourced from a combination of cash from operations, borrowings under credit facilities, equity injections from the Corporation and long term debt offerings;

•                  the expectation that borrowings under credit facilities may be required form time to time to support seasonal working capital requirements;

•                  the expectation that cash required from the Corporation to support subsidiary capital expenditure programs and finance acquisitions will be derived from a combination of borrowings under our committed corporate credit facility and proceeds from the issuance of Common Shares, preference shares and long-term debt and advances from minority investors;

•                  the expectation that borrowings under our committed credit facility may be required from time to time to support the servicing of debt and payment of dividends;

•                  the expectation that maintaining the targeted capital structure of our regulated operating subsidiaries will not have an impact on our ability to pay dividends in the foreseeable future;

•                  the intent of management to refinance certain borrowings under our long-term committed credit facilities with long-term permanent financing;

•                  the expectation that we will remain compliant with debt covenants throughout 2017;

•                  the expectation that we may enter into forward foreign exchange contracts and utilize certain derivatives as cash flow hedges of our exposure to foreign currency risk to a greater extent than in the past;

•                  the expectation that long-term debt will not be settled prior to maturity;

•                  the expectation that any liability from current legal proceedings and claims will not have a material adverse effect on our consolidated financial position, results of operations or cash flows;

•                  the expectation that the ITC shareholder litigation settlement, if approved, will not have a significant impact on the financial condition or results of operations of ITC;

•                  Tucson Electric Power Company’s, or TEP’s, expected share of mine reclamation costs;

•                  the expectation that any increases or decreases in defined benefit net pension cost at the regulated utilities for 2017 will be recovered from or refunded to customers in rates;

•                  the expectation that the adoption of future accounting pronouncements will not have a material impact on our consolidated financial statements;

•                  the expectation that our 2017 results will benefit from the acquisition of ITC, the TEP general rate case and growth of the underlying business;

•                  the expectation that allocated revenues recognized by ITC from Canadian entities reserving transmission over the Ontario or Manitoba interface are not expected to be material;

•                  the expectation that TEP has sufficient generating capacity to satisfy the requirements of its customer base and meet future peak demand requirements;

•                  the expectation that changes in energy supply costs may increase electricity prices in a manner that adversely affects Newfoundland Power Inc.’s sales;

•                  the expectation that the Corporation’s utilities will continue to seek recovery of prudently incurred compliance costs; and

•                  the expectation of regulatory stability at our utilities in the near-term.

The forecasts and projections that make up the forward-looking information included in this prospectus are based on assumptions which include, but are not limited to: risks associated with the uncertainty of the completion of the Waneta Dam acquisition and the timing thereof, including the risk that BC Hydro exercises its pre-emptive right, interloper risk, the risk that conditions precedent to the acquisition may not be satisfied, and the receipt of applicable regulatory approvals and requested rate orders; no material adverse regulatory decisions being received, and the expectation of regulatory stability; no material capital project and financing cost overrun related to any of our capital projects; the realization of additional opportunities including natural gas related infrastructure and generation; the Board exercising its discretion to declare dividends, taking into account the business performance and financial conditions of the Corporation; no significant variability in interest rates; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major events; the continued ability to maintain the electricity and gas systems to ensure their continued performance; no severe and prolonged downturn in economic conditions; no significant decline in capital spending; sufficient liquidity and capital resources; the continuation of regulator approved mechanisms to flow through the cost of natural gas and energy supply costs in customer rates; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; no significant changes in tax laws; no significant counterparty defaults; the continued competitiveness of natural gas pricing when compared with electricity and other alternative sources of energy; the continued availability of natural gas, fuel, coal and electricity supply; continuation and regulatory approval of power supply and capacity purchase contracts; the ability to fund defined benefit pension plans, earn the assumed long-term rates of return on the related assets and recover net pension costs in customer rates; no significant changes in government energy plans, environmental laws and regulations that may materially negatively affect us or our subsidiaries; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; retention of existing service areas; the continued tax deferred treatment of earnings from our Caribbean operations; continued maintenance of information technology infrastructure and no material breach of cyber-security; continued favorable relations with First Nations; favorable labor relations; that we can reasonably assess the merit of and potential liability attributable to ongoing legal proceedings; and sufficient human resources to deliver service and execute the capital program.

Forward-looking information involves significant risks, uncertainties and assumptions.  We caution readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information.  You should consider these factors carefully and should not place undue reliance on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to our 2016 Annual Report, incorporated by reference herein, and to continuous disclosure materials that we file from time to time with Canadian securities regulatory authorities and the SEC.

All forward-looking information in this prospectus and the documents incorporated by reference herein is qualified in its entirety by the above cautionary statements and, except as required by law, we undertake no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

CURRENCY AND EXCHANGE RATE INFORMATION

This prospectus contains references to U.S. dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to “$” or “C$” are to Canadian dollars and references to “US$” are to U.S. dollars. The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/U.S. dollar exchange rate. The information is based on the noon exchange rate as reported by the Bank of Canada. Such exchange rate on May 15, 2017 was C$1.3641 = US$1.00.

	Period End	Average(1)	Low	High
	(C$ per US$)
Year ended December 31,
2016	1.3427	1.3248	1.2544	1.4589
2015	1.3840	1.2788	1.1728	1.3990
2014	1.1601	1.1045	1.0614	1.1643
Quarter ended,
March 31, 2017	1.3322	1.3238	1.3004	1.3505

(1)             The average of the noon buying rates during the relevant period.

THE CORPORATION

We are principally an international electric and gas utility holding company, with total assets of approximately C$48 billion as at December 31, 2016 and March 31, 2017 and revenue totaling approximately C$6.8 billion for the year ended December 31, 2016 and C$2.3 billion for the three months ended March 31, 2017. In 2016, our electricity systems met a combined peak demand of 33,021 megawatts and our gas distribution systems met a peak day demand of 1,586 terajoules. Our 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Our principal executive offices are located at Fortis Place, Suite 1100, 5 Springdale Street, St. John’s, Newfoundland and Labrador, Canada A1E 0E4, and our telephone number is (709) 737-2800.

Our Common Shares are listed on both the TSX and the NYSE under the symbol “FTS”.

RECENT DEVELOPMENTS

On May 11, 2017, we entered into an agreement with Teck Resources Limited, or Teck, to acquire a two-thirds ownership interest in the Waneta Dam and related transmission assets in British Columbia, Canada, from Teck for a purchase price of C$1.2 billion, subject to certain adjustments. The acquisition will be funded by a combination of cash on hand, debt and equity.  Waneta is a renewable energy facility located in an area central to our overall operations in British Columbia. FortisBC Inc., our subsidiary, currently operates and maintains Waneta. Under the purchase agreement, Teck will be granted a 20-year lease to use the two-thirds interest in Waneta to be acquired by us to produce power for its industrial operations in Trail, British Columbia. BC Hydro, the owner of the remaining one-third ownership interest in Waneta, has a right of first offer in respect of the sale by Teck and will have 60 days to elect either to purchase Teck’s two-thirds interest in the dam or to waive this right. Closing of the acquisition will also be subject to certain customary conditions, including receipt of certain approvals and consents from Canadian and U.S. governmental authorities, and is expected to occur in the fourth quarter of 2017.

RISK FACTORS

Before you decide to participate in the Plan and invest in our Common Shares, you should be aware of the following material risks in making such an investment.  You should consider carefully these risk factors together with all risk factors and information included or incorporated by reference in this prospectus, including the risk factors set forth in our 2016 Annual Report, incorporated by reference herein.  In addition, you should consult your own financial and legal advisors before making an investment.

Risks Related to Our Common Shares

Dividends are declared at the discretion of the Board and will not be declared and paid if not permitted by applicable law.

Holders of Common Shares are entitled to receive dividends if, as and when declared by our Board out of funds legally available for such payments. The Board may determine at any time to decrease or discontinue the payment of dividends by the Corporation. The Corporations Act (Newfoundland and Labrador), or the Corporations Act, provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would be after the payment of the dividend, unable to pay its liabilities as they become due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital. Furthermore, holders of Common Shares may be subject to the prior dividend rights of holders of our preferred shares, if any, then outstanding.

Risks Related to the Plan

You will not know the price of the Common Shares you are purchasing under the Plan at the time you elect to reinvest your dividends and purchase additional Common Shares.

The price of our Common Shares may fluctuate between the time you decide to reinvest in Common Shares under the Plan and the time of the actual reinvestment. In addition, during this time period, you may become aware of additional information that might affect your investment decision, but you will be unable to terminate your participation in the Plan prior to a dividend payment date if your notice of termination in proper form is received by the plan agent fewer than three Business Days (as defined below) prior to the relevant dividend record date. If you decide to terminate your participation in the Plan and instruct the plan agent to sell your shares, you will not be able to direct the time and price at which your shares are sold. The price of our shares may decline between the time you decide to sell shares and the time of actual sale.  “Business Day” means any day on which the plan agent’s offices in the Province of Quebec, the TSX and each other stock exchange on which the Common Shares may from time to time be listed and posted for trading are generally open, but does not include a Saturday, Sunday, civic or statutory holiday in Toronto, Ontario or St. John’s, Newfoundland and Labrador.

The Corporation may amend, suspend or terminate the Plan at any time.

Under the Plan, we reserve the right to amend, suspend or terminate the Plan at any time, but any such action shall not have retroactive effect that would prejudice the interests of Plan participants.  We will send written notice to participants of any material amendment, suspension or termination. Any material amendment of the Plan will be subject to the prior approval of the TSX and, to the extent applicable, any other stock exchange on which the Common Shares may from time to time be listed and posted for trading. If the Plan is terminated, the plan agent will remit to participants certificates registered in their name for whole Common Shares, together with the proceeds from the sale of any fractions of Common Shares. If the Plan is suspended, subsequent dividends on Commons Shares will be paid in cash.

USE OF PROCEEDS

We have no basis for estimating precisely either the number of Common Shares that may be sold under the Plan or the prices at which such shares may be sold.  The amount of the proceeds that we receive will depend upon the Average Market Price of the Common Shares, the extent of shareholder participation in the Plan and other factors.  We intend to use any proceeds from the sale of Common Shares under the Plan for general corporate purposes.

THE DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

What is the Plan?

The Plan provides a means for eligible holders of our Common Shares to acquire additional Common Shares by the reinvestment of their dividends on all of their Common Shares and the investment of optional cash payments.  Computershare Trust Company of Canada, or the Plan Agent, acts as the agent for those who enroll in the Plan.

What are the advantages of the Plan?

Some advantages to participating in the Plan are as follows:

•                  Common Shares are purchased quarterly with reinvested dividends.  Full investment of dividends is possible because the Plan permits fractions of shares (calculated to six decimal places), as well as whole shares, to be purchased and held on your behalf.  In addition, dividends on such fractions, as well as on whole shares, will be reinvested.  Common Shares may also be purchased with optional cash payments which are subject to a minimum of C$100 or US$100 per transaction and a maximum of C$30,000 or US$30,000 per calendar year.

•                  We bear all administrative costs and there is no brokerage commission for the Common Shares acquired under the Plan.

•                  Regular quarterly statements of account are provided for your record-keeping.

•                  You may withdraw and/or sell any number of whole Common Shares held on your behalf under the Plan at any time without terminating participation in the Plan by giving written notice to the Plan Agent or through the Plan Agent’s self-service web portal.

What are the major changes in the Plan from the Prior Plan in place since January 1, 2009?

Under the 2009 Amended and Restated Dividend Reinvestment and Share Purchase Plan, or the Prior Plan, only registered holders of Common Shares who reside in Canada and hold at least one whole Common Share were eligible to participate in the Plan.  Residents of the United States, its territories or possessions were not eligible to participate in the Prior Plan because the distribution of Common Shares under the Prior Plan was not registered under the Securities Act.  Under the Plan, residents of the United States, its territories or possessions will be eligible to participate in the Plan because the distribution of Common Shares under the Plan will have been registered under the Securities Act.

As a result of recent changes to the TSX rules relating dividend reinvestment plans, the Average Market Price calculated pursuant to the Plan is different than it would have been if calculated pursuant to the Prior Plan. The Plan also permits the adoption by the Company and the Plan Agent from time to time of certain rules and regulations to facilitate the administration of the Plan. Certain other administrative changes have been made to the Prior Plan to, for instance, facilitate the making of optional cash payments through pre-authorized debit.

Who is eligible to participate?

Registered shareholders who reside in Canada or the United States and hold at least one whole Common Share are eligible to participate in the Plan.  Non-registered beneficial Canadian and U.S. shareholders may also participate but should contact their intermediary to determine procedures for participation in the Plan.  Shareholders that are resident in jurisdictions other than Canada or the United States can also participate in the Plan, subject to any restrictions of laws in such Shareholder’s jurisdiction of residence and provided such laws do not subject the Corporation or the Plan to any additional legal, regulatory, filing or registration requirements.

How do I enroll in the Plan?

If you are a registered shareholder, to join the Plan you must complete, sign and return a Reinvestment Enrolment - Participant Declaration Form to the Plan Agent or enroll through the Plan Agent’s self-service web portal.  If you are a non-registered shareholder, you should contact the intermediary through which you hold your Common Shares to participate in the Plan.  If your intermediary is unwilling or unable to enroll your Common Shares in the Plan, you may become a registered shareholder by instructing your intermediary to send you a share certificate representing your Common Shares and you may enroll in the Plan by following the procedure for registered shareholders.

The signature of the shareholder on a Reinvestment Enrolment — Participant Declaration Form must correspond exactly to the name of such registered holder.  If a shareholder has Common Shares registered in different names on different share certificates, it is necessary for such shareholder to complete, sign and submit as many separate Reinvestment Enrolment - Participant Declaration Forms as there are different registrations, or else request that such certificates be consolidated.

Once enrolled, participation in the Plan continues until you terminate your participation, until we terminate your participation, until your death, or until we terminate the Plan.

What should I do if I was a participant under the Prior Plan?

If you were a participant under the Prior Plan and you wish to continue to participate in the Plan you do not need to take any action at this time.  If you wish to cease participation in the Plan at any time you should take the steps outlined below under “How do I terminate my participation in the Plan?”

How do I make an optional cash payment?

You can make optional cash payments when or after enrolling in the Plan by enclosing a check payable to the Plan Agent accompanied by an Optional Cash Purchase - Participant Declaration Form properly completed and signed.  Participants in jurisdictions other than Canada may have to provide certain additional information with any check payable to the Plan Agent.  Thereafter, you should make optional cash payments by using the Optional Cash Purchase - Participant Declaration Form enclosed with each quarterly statement of account you are sent.  You may obtain additional forms at any time from the Plan Agent.  Alternatively, participants may make an optional cash payment by pre-authorized debit by using the Plan Agent’s self-service web portal. Pre-authorized debit instructions must be received by the Plan Agent at least ten Business Days before the Dividend Payment Date.

Your optional cash payments shall not be less than C$100 or US$100 per transaction nor greater than C$30,000 or US$30,000 per calendar year.

There is no obligation to make optional cash payments, to continue to make optional cash payments or to make all such payments in the same amount.  No interest will be paid to you on any funds held for investment or distribution under the Plan.

The Plan Agent is required under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) to collect and record certain information relating to optional cash purchases.  Compliance measures are explained in the Reinvestment Enrolment — Participant Declaration Form or Optional Cash Purchase - Participant Declaration Form and are also described on the Plan Agent’s self-service web portal.

All optional cash payments made in U.S. dollars to the Plan Agent will be converted into Canadian dollars by the Plan Agent on the dividend payment date based on the exchange rate in effect at the time of conversion.

Where will the Common Shares be purchased for participants under the Plan?

The Common Shares purchased by the Plan Agent will either be (i) existing shares purchased on the open market through the facilities of the TSX and/or any other stock exchange on which the Common Shares may from time to time be listed and posted for trading or (ii) new shares purchased directly from the Corporation.  Under the Plan, the Corporation determines, by written notice to the Plan Agent, which of these two sources the Plan Agent will use.

How are dividends reinvested?

All dividends payable on Common Shares recorded for participation in the Plan, including Common Shares acquired and retained under the Plan, will be paid by us to the Plan Agent and will, after the deduction of any withholding tax applicable to participants residing outside of Canada, be used by the Plan Agent to purchase Common Shares for your account on the dividend payment date (if such Common Shares are purchased directly from the Corporation).  If Common Shares are purchased under the Plan on the open market, such purchases will commence starting one business day after the dividend payment date and ending three business days after the dividend payment date.

When will my dividend reinvestment begin?

Participation in the Plan becomes effective on the first Common Share dividend record date after the Plan Agent receives your completed participation form(s).  Your cash dividends (less any applicable withholding taxes) are invested in Common Shares on each subsequent dividend payment date.

When will my optional cash payment be invested?

Any optional cash payment that you provide is converted into Canadian dollars by the Plan Agent on or prior to the dividend payment date based on the exchange rate in effect at the time of conversion and is invested on the dividend payment date following receipt of such payment by the Plan Agent if the optional cash payment is received at least three full business days prior to the dividend payment date. Enrolment forms and cleared funds received less than three business days before a dividend payment date will be used to purchase Common Shares under the Plan on the next dividend payment date. If a participant makes an optional cash payment by pre-authorized debit by using the Plan Agent’s self-service web portal its bank account will be debited on the dividend payment date.

What will be the price of Common Shares purchased under the Plan?

If Common Shares purchased under the Plan are new shares purchased directly from us upon the reinvestment of cash dividends under the Plan, the price at which such Common Shares are purchased on your behalf will be the Average Market Price less a discount, if any, of up to 5%, at the our election.  If Common Shares are new shares purchased directly from us for an optional cash payment (after converting any optional cash payments made in U.S. dollars into Canadian dollars based on the exchange rate in effect at the time of conversion as described above), the price at which such Common Shares are purchased on your behalf will be the Average Market Price.  The discount does not apply to optional cash purchases under the Plan.

We have set the initial discount to the Average Market Price for purchases upon the reinvestment of cash dividends under the Plan at 2%.  We may, subject to the terms of the Plan, alter or eliminate this discount at any time.  If the discount is altered or eliminated by our Board we shall publish a press release notifying Plan participants of such change.

If Common Shares purchased under the Plan are purchased on the open market, upon either the reinvestment of cash dividends or as a result of an optional cash payment (and, in the case of an option cash payment, after converting any optional cash payments made in U.S. dollars into Canadian dollars based on the exchange rate in effect at the time of conversion as described above), the price at which such Common Shares will be purchased on your behalf is the average of the actual price paid (excluding brokerage commissions, fees and transaction costs) per Common Share by the Plan Agent.

What are the fees associated with participation in the Plan?

Participants in the Plan will not be charged any brokerage commission or other fees in connection with the purchase of Common Shares under the Plan, and we will pay all costs of administering the Plan. Participants will be responsible for any brokerage commission or other fees incurred in connection with any requested sales of their Common Shares held in the Plan.  You should obtain a copy of such charges from the Plan Agent before requesting the sale of any of your Common Shares held in the Plan.

If you are a beneficial owner of Common Shares, you should contact the intermediary through which you hold your Common Shares to confirm the fees, if any, the intermediary may charge to enroll your Common Shares in the Plan on your behalf or whether the intermediary’s policies might result in any costs otherwise becoming payable by you.

Will I be issued certificates for Common Shares purchased on my behalf under the Plan?

You will not be issued a share certificate unless specifically requested.  Your quarterly statement of account will show the number of Common Shares held for an account under the Plan and can be also be accessed through the Plan Agent’s self-service web portal.  This convenience protects against loss, theft or destruction and reduces administrative costs.  Certificates or a statement of holdings of uncertificated Common Shares for whole Common Shares purchased with reinvested dividends and optional cash payments under the Plan will be provided upon written request to the Plan Agent from you or automatically upon termination of participation in the Plan.  Certificates or, if applicable, a statement of holdings of uncertificated Common Shares, will be issued in your name. Certificates will not be issued or, if applicable, a statement of holdings of uncertificated Common Shares will not be made, for any fraction of a Common Share.

May I vote the Common Shares held on my behalf under the Plan?

If you are a registered Plan participant, you may vote whole Common Shares held by the Plan Agent on your behalf, in the same manner as any other Common Shares of the Corporation either by proxy or in person.  The Plan Agent will forward to you, as soon as practicable following receipt, any proxy solicitation materials provided by us.  You cannot vote Common Shares held by the Plan Agent representing fractional interests.

If you are a non-registered Plan participant, you should contact your intermediary to determine the procedures for voting your Common Shares.

What happens if there is a rights offering?

If we offer rights to our shareholders then rights certificates will be issued to you in respect of whole Common Shares held on your behalf under the Plan on the record date of the rights issue.  You will not receive any fractional entitlement to a right, and your entitlement to rights will be rounded down to the nearest whole number.

If you are a non-registered Plan participant, you should contact your intermediary to determine how rights will be distributed to you in connection with any rights offering.

What happens if there is a stock dividend, stock split or consolidation?

Any Common Shares distributed pursuant to a stock dividend or a stock split on Common Shares held by the Plan Agent will be retained by the Plan Agent and credited, net any applicable withholding or non-resident taxes, to the accounts of participants in accordance with their respective entitlements under the Plan. In the event of a consolidation of the Common Shares, the number of Common Shares credited to a participant’s account will be adjusted by the Plan Agent to account for the effect of such consolidation of the Common Shares.

Will I receive any statements on Common Shares held on my behalf under the Plan?

A quarterly statement of account will be mailed to you approximately three weeks after the dividend payment date in March, June, September and December and can be also be accessed through the Plan Agent’s self-service web portal.  The statement of account is your continuing record of purchases made under the Plan and should be retained for tax purposes.  In addition, you will receive on an annual basis such tax information relating to your participation in the Plan as is required to be provided by law.  Each such statement will indicate changes to the account over the relevant period, including the dividends received by the Plan Agent in respect of Common Shares recorded in the account and, if applicable, any tax withheld on dividends received by the Plan Agent in respect of such Common Shares; the amount of any optional cash payments you provided to the Plan Agent; and the number of additional Common Shares acquired for the account.

Non-registered participants in the Plan will receive statements of account from their intermediary in accordance with the intermediary’s administrative practices.  Non-registered participants in the Plan should contact their intermediary to determine the procedures for requesting statements.

Can I withdraw or sell shares held on my behalf under the Plan?

If you would like to sell the Common Shares held on your behalf under the Plan without terminating your participation in the Plan you may withdraw whole Common Shares from the Plan by duly completing the withdrawal portion of the voucher located on the reverse of a quarterly statement of account and sending it to the Plan Agent or following the instructions for withdrawal on the Plan Agent’s self-service web portal.  You may obtain a duplicate copy of your quarterly statement of account containing the required voucher from the Plan Agent at any time, including through the Plan Agent’s self-service web portal.  Upon receipt of a withdrawal request, the Plan Agent will withdraw the specified number of whole Common Shares from your account and deliver a share certificate or a statement of holdings of uncertificated Common Shares in your name.

You may request that the Plan Agent sell on your behalf any number of your Common Shares held under the Plan.  Upon receipt of such a request, the Plan Agent will, as soon as practicable, arrange for the sale of such Common Shares through a registered broker-dealer selected by the Plan Agent from time to time.  The proceeds of such sale, less brokerage commissions, administrative fees and applicable taxes, if any, will be paid to you by the Plan Agent in Canadian dollars unless you are a non-resident of Canada, in which case the Plan Agent will sell your Common Shares on the NYSE and pay such proceeds to you in U.S. dollars.

Common Shares that are to be sold on your behalf may be commingled with Common Shares of other Plan participants requesting a sale of Common Shares under the Plan, in which case the proceeds to each Plan participant will be based on the average sale prices and the average brokerage commissions, administrative fee and applicable taxes of all Common Shares so commingled, which are payable by the selling participants.

If you sell or withdraw less than all of your Common Shares under the Plan, dividends paid on your remaining Common Shares under the Plan will continue to be reinvested in Common Shares under the Plan.

Can I transfer Common Shares currently held in another share purchase plan account to my account under this Plan?

If you participate in any of our other share purchase plans, you may transfer the Common Shares registered in your name pursuant to such plans to the Plan by providing written notice to the Plan Agent of your desire to terminate your enrolment in your existing plan and to transfer the Common Shares currently held under such plan to the Plan.  You must also complete a Reinvestment Enrolment - Participant Declaration Form and mail both documents together to the Plan Agent or complete the process to effect such transfer on the Plan Agent’s self-service web portal.  Where notice of termination and enrolment is received at least three business days prior to a dividend record date for Common Shares the termination and enrolment in the Plan will be effective for the applicable record date.  Any requests received less than three business days prior to a dividend record date for Common Shares will not be completed until after the next following dividend payment date.

May I pledge my rights under the Plan?

Common Shares held on your behalf under the Plan may not be pledged, hypothecated, assigned or otherwise disposed of or transferred.  If you wish to pledge, hypothecate, assign, dispose of or otherwise transfer your Common Shares held by the Plan Agent, you must first withdraw such shares from the Plan.

How do I terminate my participation in the Plan?

You may terminate your participation in the Plan by completing the termination portion of the voucher on the reverse of your quarterly statement of account and sending it to the Plan Agent at any time.  Alternatively, you may follow the instructions for termination on the Plan Agent’s self-service web portal. Where notice of termination is received at least three business days prior to a dividend record date for Common Shares the termination will be effective for such record date.  Any requests received less than three business days prior to a dividend record date for Common Shares will become effective after the next following dividend payment date.  Otherwise, termination will be effective upon receipt of the notice by the Plan Agent.

The Plan Agent will settle your terminating account by issuing a share certificate or a statement of holdings of uncertificated Common Shares for the number of whole Common Shares held in such account and making a cash payment to you for any fraction of a Common Share remaining.  The amount of the payment for any such fraction will be based on the prevailing market price of the Common Shares at the time of termination.  Any optional cash payment that the Plan Agent receives prior to your termination that has not been invested in Common Shares under the Plan will be returned to you upon such termination.

Additionally, participation in the Plan will be terminated upon receipt by the Plan Agent of appropriate evidence of the death of a Plan participant from such participant’s duly appointed legal representative and written instructions to terminate.  Proof of the legal representative’s authority to act must accompany the evidence of death.  The Plan Agent will terminate and settle the account for such deceased Plan participant.

Non-registered participants in the Plan should consult with their intermediary to arrange for the termination of their participation.

Can the Corporation terminate my participation in the Plan?

We reserve the right to terminate your participation in the Plan at any time if there is less than one Common Share recorded in your account or if you cannot be contacted at the addresses you provided.

Can the Corporation prevent shareholders from participating in the Plan?

We may, in our sole discretion, determine from time to time that any shareholder or group of shareholders may not participate or continue to participate in the Plan.  Without limitation, we may deny the right to participate in the Plan to any shareholder if we have reason to believe that such shareholder has been engaged in market activities, or has been artificially accumulating our securities for the purpose of taking undue advantage of the Plan to our detriment.

We reserve the right to deny participation in the Plan, and to not accept enrolment from, any person or agent of such person who appears to be, or who we have reason to believe is, subject to the laws of any jurisdiction that does not permit participation in the Plan in the manner sought by or on behalf of such person. Shareholders should be aware that certain intermediaries may not allow participation in the Plan and we are not responsible for monitoring or advising which intermediaries allow participation.

Can the Plan be amended, suspended or terminated?

We reserve the right to amend, suspend or terminate the Plan at any time, but any such action shall not have retroactive effect that would prejudice the interests of Plan participants.  All Plan participants will be sent written notice of any such amendment, suspension or termination and such notice shall also be published by press release.  In the event that we terminate the Plan, the Plan Agent will terminate and settle the account for each Plan participant.  In the event that we suspend the Plan, no investment will be made by the Plan Agent on the investment date immediately following the effective date of such suspension.  Optional cash payments which are not invested as of the effective date of such suspension and Common Share dividends which are subject to the Plan and which are paid after the effective date of such suspension will be remitted by the Plan Agent to the Plan participants to whom these are due.

Amendments to the Plan will require the prior approval of the TSX and, to the extent applicable, any other stock exchange on which the Common Shares may from time to time be listed and posted for trading, which approval(s) will be obtained before the amendment is implemented. We and the Plan Agent may also from time to time adopt and implement rules and regulations to facilitate the administration of the Plan. We reserve the right to regulate and interpret the Plan as we deem necessary or desirable to ensure the efficient and equitable operation of the Plan.

What liability do the Corporation and the Plan Agent have under the Plan?

The Plan provides that neither we nor the Plan Agent shall be liable under the Plan, except in the case of willful misconduct, for any act or for any omission to act, in connection with the operation of the Plan including, without limitation, any claims of liability:

•                  with respect to any failure by an intermediary to enroll or not enroll you in the Plan (or, as applicable, any Common Shares held on your behalf) in accordance with your instructions or to not otherwise act upon your instructions;

•                  with respect to your continued enrolment in the Plan (or, as applicable, any Common Shares held on your behalf) until receipt of all necessary documentation as provided in the Plan required to terminate participation in the Plan;

•                  arising out of failure to terminate a participant’s account upon such participant’s death prior to receipt of notice in writing of such death;

•                  with respect to the prices at which Common Shares are purchased or sold for the participant’s account and the times such purchases or sales are made or with respect to the stock exchange or other market on which such purchases or sales are effected;

•                  with respect to any decision to amend, suspend, replace or terminate the Plan;

•                  with respect to any determination made by us or the Plan Agent regarding your eligibility to participate in the Plan or any component thereof, including the cancellation of your participation for failure to satisfy eligibility requirements;

•                  any decision not to accept an optional cash payment for the purchase of Common Shares under the Plan;

•                  any failure by the Plan Agent to purchase Common Shares with an optional cash payment;

•                  with respect to any taxes or other liabilities payable by you in connection with your Common Shares or your participation in the Plan;

•                  actions taken as a result of inaccurate and incomplete information or instructions; or

•                  as a result of any currency conversion performed by the Plan Agent,

and each participant expressly disclaims any recourse in respect thereof. In no event shall we be liable for consequential, special, indirect, incidental, punitive or exemplary damages, costs, expenses, or losses (including, without limitation, lost profits and opportunity costs).

How will notices to Plan participants be addressed?

All notices required to be given to Plan participants shall be mailed to the addresses shown on the records of the Plan Agent.  Plan participants must notify the Plan Agent promptly in writing of any change of address.

Who should I contact with questions about the Plan?

Notices to the Plan Agent shall be sent to:

Fortis Inc. Second Amended and Restated Dividend Reinvestment and Share Purchase Plan

c/o Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, ON M5J 2Y1

Telephone:                                   1-866-586-7638

Facsimile:                                         1-888-453-0330

Web:  www.investorcentre.com/fortisinc

How is the Plan interpreted and governed?

This Plan will be governed and construed in accordance with the laws of the Province of Newfoundland and Labrador and the federal laws of Canada applicable therein.

MATERIAL INCOME TAX CONSIDERATIONS RELATING TO THE PLAN

THE FOLLOWING SUMMARY OF TAX CONSEQUENCES IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR PARTICIPANT. IT IS THE RESPONSIBILITY OF PARTICIPANTS IN THE PLAN TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN IN THEIR RESPECTIVE COUNTRY OF RESIDENCE IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax consequences generally applicable to a participant in the Plan who acquires, as beneficial owner, Common Shares pursuant to the Plan.  It is assumed for the purposes of this summary that the participant deals at arm’s length with the Corporation.

This summary is based on the current provisions of the Income Tax Act (Canada), or the Tax Act, the regulations thereunder, or the Regulations, all specific proposals to amend the Tax Act or the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof and the current published administrative practices of the Canada Revenue Agency.  No assurance can be made that the tax proposals will be enacted in the form proposed or at all.  This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described.  This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect a participant in the Plan.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular participant, and no representation with respect to the Canadian federal income tax consequences to any particular participant is made.  Consequently, prospective participants are advised to consult their own tax advisors with respect to their particular circumstances.  This summary does not address any tax considerations applicable to persons other than participants in the Plan and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Common Shares under the Tax Act and any jurisdiction in which they may be subject to tax.

Foreign Exchange

For the purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of a Common Share, including dividends, adjusted cost base and proceeds of disposition, must be determined in Canadian dollars using the relevant rate of exchange required under the Tax Act.

Residents of Canada

The following summary is generally applicable to a participant who, at all relevant times for purposes of the Tax Act: (a) is, or is deemed to be, resident in Canada; (b) holds their Common Shares, and will hold all Common Shares acquired under the Plan, as capital property; and (c) is not affiliated with the Corporation (a “Resident Participant”).  Generally, Common Shares are considered to be capital property to a Resident Participant unless they are held in the course of carrying on a business or as part of an adventure or concern in the nature of trade.  Certain Resident Participants whose Common Shares do not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such participant in the taxation year of the election and in all subsequent taxation years deemed to be capital property.  Resident Participants are advised to consult their own tax advisors to determine whether such an election is available and desirable in their particular circumstances.

This summary is not applicable to a Resident Participant: (i) that is a “financial institution” for the purposes of the “mark-to-market” rules contained in the Tax Act; (ii) that is a “specified financial institution”; (iii) an interest in which would be a “tax shelter investment”; (iv) that has elected to report its Canadian tax results in a currency other than the Canadian currency; (v) that enters into a “derivative forward agreement” in respect of Common Shares; or (vi) that is a corporation and is, or becomes as part of a transaction or event or series of transactions or events that include the acquisition of Common Shares, controlled by a non-resident corporation and in respect of which a subsidiary of the Corporation is, or would at any time be, a “foreign affiliate”, as all of those terms are defined in the Tax Act.  Any such Resident Participant should consult its own tax advisor with respect to an investment in Common Shares.

Dividends

A Resident Participant will be subject to tax under the Tax Act on all dividends paid on Common Shares (including where such shares are held of record by the Plan Agent for the account of the participant pursuant to the Plan) which are reinvested in Common Shares under the Plan (as well as on any dividends deemed under the Tax Act to be received on Common Shares) in the same manner as the participant would have been if such dividends had been received directly by the participant.  Such dividends paid to (or deemed to be received by) a Resident Participant who is an individual (including most trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as “eligible dividends.”  There may be limitations on the ability of the Corporation to designate dividends as “eligible dividends.”

A Resident Participant that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income.  In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a participant that is a corporation as proceeds of disposition or a capital gain.  Resident Participants that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Participant that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the participant’s taxable income.

Dividends received by a Resident Participant who is an individual (including certain trusts) may result in such participant being liable for alternative minimum tax under the Tax Act.  Resident Participants who are individuals should consult their own advisors in this regard.

The cost for tax purposes to a participant of Common Shares purchased on the reinvestment of dividends or with optional cash payments made by the Resident Participant to the Plan Agent will be the Canadian dollar equivalent of the price paid by the Plan Agent for the Common Shares.  The cost of such Common Shares will be averaged with the adjusted cost base of all other Common Shares held by the participant at the time such Common Shares are acquired for purposes of subsequently computing the adjusted cost base of each such Common Share owned by the participant.

Dispositions

On a disposition or deemed disposition of a Common Share (including by the Plan Agent on behalf of the participant), the Resident Participant will realize a capital gain (or capital loss) equal to the amount by which the participant’s proceeds of disposition, net of any reasonable costs of disposition, are greater than (or less than) the participant’s adjusted cost base of the Common Share.  Proceeds of disposition will not include an amount that is otherwise required to be included in the Resident Participant’s income.  The payment of cash in respect of any fraction of a Common Share on termination of participation in the Plan will constitute a disposition of such fraction of a Common Share for proceeds of disposition equal to the cash payment.

Generally, one-half of any capital gain (a taxable capital gain) realized by a Resident Participant in a taxation year must be included in computing the participant’s income for the year, and one-half of any capital loss (an allowable capital loss) realized by a Resident Participant in a taxation year must be deducted from taxable capital gains realized by the participant in that year.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Resident Participant who is an individual (including certain trusts) may give rise to liability for alternative minimum tax depending on the participant’s circumstances.  A Resident Participant that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains.

Under specific rules in the Tax Act, any capital loss realized by a Resident Participant that is a corporation on the disposition of a Common Share may be reduced by the amount of certain dividends which were received or were deemed to have been received on such Common Share (or on a share for which such Common Share has been substituted).  Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.  Resident Participants should consult their own tax advisors for specific advice regarding the application of the relevant “stop-loss” provisions in the Tax Act.

Non-Residents of Canada

The following summary is generally applicable to a participant under the Plan who, at all relevant times for purposes of the Tax Act and any applicable tax treaty or convention (a) is not, and is not deemed to be, resident in Canada, and (b) does not use or hold, and is not deemed to use or hold, Common Shares in the course of carrying on a business in Canada (a “Non-Resident Participant”).  Special rules which are not discussed in this summary may apply to a non-resident participant that is an insurer which carries on an insurance business in Canada and elsewhere.

Dividends

Dividends paid or credited (or deemed to be paid or credited) on Common Shares to a Non-Resident Participant (including where such shares are held of record by the Plan Agent for the account of the Non-Resident Participant pursuant to the Plan) are generally subject to Canadian withholding tax, whether or not such dividends are reinvested under the terms of the Plan.  Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate may be subject to reduction under the provisions of an applicable tax treaty or convention.  Under the Canada-United States Income Tax Convention, or the U.S. Treaty, a participant who is resident in the United States for the purposes of the U.S. Treaty and who is entitled to the benefits of such treaty will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends.  In addition, under the U.S. Treaty, dividends may be exempt from Canadian withholding tax if paid to certain Non-Resident Participants that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations, or are qualifying trusts, companies organizations or other arrangements operated exclusively to administer or provide pension, retirement or employee benefits which are exempt from tax in the U.S., and that have complied with specific administrative procedures.  Dividends to be reinvested in Common Shares under the Plan for Non-Resident Participants will be reduced by the amount of any applicable Canadian withholding tax.

Dispositions

A Non-Resident Participant will not be subject to tax under the Tax Act on any capital gain realized on a disposition (or deemed disposition) of a Common Share unless the Common Share constitutes “taxable Canadian property” at the time of the disposition and the Non-Resident Participant is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Participant is resident.

Generally, Common Shares will not be taxable Canadian property to a Non-Resident Participant at a particular time provided that the Common Shares are listed on a designated stock exchange (such as the TSX or the NYSE) at that time, unless at any time during the 60-month period that ends at that time: (i) one or any combination of: (a) the Non-Resident Participant; (b) persons with whom the Non-Resident Participant does not deal at arm’s length; and (c) partnerships in which the Non-Resident Participant or a person described in (b) holds a partnership interest (directly or indirectly through one or more partnerships), own 25% or more of the issued shares of any class or series of the Corporation; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from any combination of: (a) real or immovable property situated in Canada; (b) “timber resource property” (within the meaning of the Tax Act); (c) “Canadian resource property” (within the meaning of the Tax Act); or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing, whether or not the property exists.  Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a Common Share could be deemed to be taxable Canadian property.

Even if a Common Share is considered to be taxable Canadian property of a Non-Resident Participant at the time of its disposition, a capital gain realized on the disposition may nevertheless be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention.

Under the U.S. Treaty, a capital gain realized on the disposition of a Common Share by a Non-Resident Participant who is entitled to the benefits of such treaty generally will be exempt from tax under the Tax Act except where the Common Share at the time of disposition derives its value principally from real property situated in Canada.

Generally, if a Common Share constitutes taxable Canadian property to a Non-Resident Participant at the time of its disposition and any capital gain realized by the participant on the disposition is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty or convention, the participant will be required to include one-half of the amount of the capital gain in its “taxable income earned in Canada” for the year of disposition as a taxable capital gain.  Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss realized by a Non-Resident Participant in a taxation year from the disposition of taxable Canadian property may be deducted as an allowable capital loss from any taxable capital gains realized by the participant in the year from the disposition of taxable Canadian property.  If allowable capital losses for a year exceed taxable capital gains from the disposition of taxable Canadian property, the excess may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year from net taxable capital gains realized in such years from the disposition of taxable Canadian property to the extent and in the circumstances prescribed by the Tax Act.  Non-Resident Participants who dispose of taxable Canadian property are required to file a Canadian income tax return for the year of disposition, including where any resulting capital gain is not subject to tax under the Tax Act by virtue of an applicable income tax treaty or convention.

United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences generally applicable to participants in the Plan.  The summary is based upon the Internal Revenue Code of 1986, as amended, the Code, existing and proposed regulations promulgated thereunder, and judicial decisions and administrative interpretations, as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.  These United States federal income tax considerations apply only to a person or entity who, for United States federal income tax purposes, is: a citizen or resident of the United States; a corporation or other entity organized under the laws of the United States or of any political subdivision thereof; an estate whose income is subject to United States federal income taxation regardless of its source; or a trust (i) if a United States court can exercise primary jurisdiction over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) that has elected to be treated as a United States person under applicable regulations issued by the U.S. Department of Treasury pursuant to its authority under the Code.

This summary does not address the United States federal income tax consequences for participants that are subject to special provisions under the Code, including the following participants: (i) participants that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) participants that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (iii) participants that have a “functional currency” other than the United States dollar; (iv) participants that are liable for the alternative minimum tax under the Code; (v) participants that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (vi) participants that hold the Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (vii) participants that own, directly or indirectly, 5% or more, by voting power or value, of the Corporation; (viii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes; (ix) investors in pass-through entities; and (x) certain former citizens or residents of the U.S.  Participants that are subject to special provisions under the Code, including participants described immediately above, should consult their own tax advisors regarding the tax consequences of reinvesting cash dividends in additional Common Shares under the Plan.  This summary does not include any discussion of tax consequences to participants in the Plan other than United States federal income tax consequences.  Participants are urged to consult their own tax advisors regarding any United States estate and gift, United States state and local, and foreign tax consequences of participating in the Plan.

Partners of entities that are classified as partnerships for United States federal income tax purposes and participate in the Plan should consult their own tax advisors regarding the United States federal income tax consequences of reinvesting cash dividends in additional Common Shares or making optional cash purchases under the Plan.

Subject to the “passive foreign investment company”, or PFIC, discussion below, the gross amount of any distribution (including any Canadian taxes withheld therefrom) paid on Common Shares generally should be included in the gross income of a participant as foreign source dividend income to the extent such distribution is paid out of current or accumulated earnings and profits of the Corporation, as determined under United States federal income tax principles.  To the extent that the amount of any distribution exceeds the Corporation’s current and accumulated earnings and profits for a taxable year, the distribution is treated as a tax-free return of capital to the extent of the participant’s adjusted tax basis in the Common Shares.  Then, to the extent that such distribution exceeds the participant’s adjusted tax basis, it is treated as a sale or exchange and taxed as a capital gain.  Subject to certain limitations under the Code, participants who are subject to United States federal income tax will be entitled to a credit or deduction for Canadian income taxes withheld from any distributions.

Dividends received by non-corporate participants may be subject to United States federal income tax at lower rates (generally 20% plus the 3.8% unearned income Medicare contribution tax on higher income taxpayers) than other types of ordinary income if certain conditions are met.  These conditions include the Corporation not being classified as a PFIC, the Corporation being a “qualified foreign corporation”, the participant’s satisfaction of a holding period requirement, and the participant not treating the distribution as “investment income” for purposes of the investment interest deduction rules.

In the case of participants that are domestic corporations, distributions from the Corporation generally are not eligible for the dividends received deduction.

The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution regardless of whether the payment is in fact converted into U.S. dollars at that time.  Gain or loss, if any, realized on the sale or disposition of Canadian dollars will generally be U.S. source ordinary income or loss.

A participant will be treated for United States federal income tax purposes as having received a distribution in an amount equal to the fair market value of the Common Shares acquired with reinvested dividends pursuant to the Plan plus the amount of any Canadian income tax withheld therefrom.  The fair market value of the Common Shares so acquired will be equal to 100% of the average of the high and low sale prices of Common Shares on the dividend payment date, which amount may be higher or lower than the Average Market Price used to determine the number of Common Shares acquired under the Plan.  A participant’s tax basis per share for Common Shares purchased pursuant to the Plan will be equal to the amount of such distribution.  A participant’s holding period for Common Shares purchased with dividends will begin on the day following the dividend payment date.  A participant who makes optional cash purchases of Common Shares under the Plan will have a tax basis in those Common Shares equal to the cash used to purchase those Common Shares and the participant’s holding period will begin on the day of the purchase.

Participants generally will recognize a taxable gain or loss when they sell or exchange Common Shares and when they receive cash payments for fractional shares credited to their accounts upon withdrawal from or termination of the Plan or otherwise.  The amount of this gain or loss will be equal to the difference between the amount a participant receives for his or her Common Shares or fraction thereof and the participant’s adjusted tax basis in these Common Shares or fraction thereof.  The gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for such Common Shares exceeds one year.  Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% (plus the 3.8% unearned income Medicare contribution tax on higher income taxpayers) if the property has been held for more than one year.  The deductibility of capital losses is subject to limitations.  The gain or loss realized by participants who are United States persons will generally be gain or loss from sources within the United States for foreign tax credit limitation purposes.

The Corporation will be a PFIC for U.S. federal income tax purposes in any taxable year if 75% or more of its gross income (including the pro rata share of the gross income of any corporation in which it is considered to own, directly or indirectly, 25% or more of the shares by value) is passive income, or on average at least 50% of the gross value of its assets is held for the production of, or produces, passive income.

PFIC status is determined on an annual basis.  The Corporation does not expect to be a PFIC for the taxable year ending December 31, 2017, or thereafter.  However, because the Corporation’s income and assets and the nature of its activities may vary from time to time, no assurance can be given that the Corporation will not be considered a PFIC for any taxable year.  If a participant owns Common Shares during a taxable year in which the Corporation is a PFIC, the PFIC rules generally will apply to a participant thereafter, even if in subsequent taxable years the Corporation no longer meets the test described above to be treated as a PFIC.  No ruling will be sought from the U.S. Internal Revenue Service, or the IRS, regarding whether the Corporation is a PFIC.

In general, if the Corporation were to be treated as a PFIC, certain adverse rules would apply to dividends received from the Corporation and to dispositions of Common Shares (potentially including dispositions that would not otherwise be taxable).  Participants are urged to consult their tax advisors about the PFIC rules in connection with their holding of Common Shares.

Under current U.S. law, if the Corporation is a PFIC in any year, a participant must file an annual return on IRS Form 8621, which describes the income received (or deemed to be received pursuant to a “Qualified Electing Fund” election) from the Corporation, any gain realized on a disposition of Common Shares and certain other information.

Dividends on and proceeds arising from a sale of Common Shares generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if (a) a participant fails to furnish its correct United States taxpayer identification number (generally on Form W-9), (b) the withholding agent is advised the participant furnished an incorrect United States taxpayer identification number, (c) the withholding agent is notified by the IRS that the participant has previously failed to properly report items subject to backup withholding tax, or (d) a participant fails to certify, under penalty of perjury, that the participant has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the participant that it is subject to backup withholding tax.  However, participants that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Amounts withheld as backup withholding may be credited against a participant’s United States federal income tax liability, and a participant may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

U.S. individuals who hold an interest in certain “specified foreign financial assets” with value in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their United States federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by United States financial institutions).  Stock issued by a foreign corporation is treated as a specified foreign financial asset for this purpose.  Penalties apply for failure to properly complete and file IRS Form 8938.  Participants are urged to consult with their tax advisors regarding the filing of this form.

PLAN OF DISTRIBUTION

Subject to the discussion below, we will distribute Common Shares purchased under the Plan as described in this prospectus.  The Plan Agent will assist in the identification of shareholders, execute transactions in the Common Shares pursuant to the Plan and provide other related services, but will not be acting as an underwriter with respect to our Common Shares sold under the Plan.  You will pay no brokerage commissions or trading or transaction fees on Common Shares purchased through the Plan with reinvested dividends or optional cash payments.  However, you may be responsible for other fees and expenses, including brokerage commissions and trading and transaction fees, if you request that your Common Shares that are subject to the Plan be sold upon termination of your participation in the Plan.

Persons who acquire our Common Shares through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Exchange Act and may be considered to be underwriters within the meaning of the Securities Act.  We will not extend to any such person any rights or privileges other than those to which such person would be entitled as a participant in the Plan, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of Common Shares so purchased.

Our major shareholders, directors, officers and members of our management, supervisory or administrative bodies may participate in the Plan, subject to our discretion to restrict participation in the Plan as described under “The Dividend Reinvestment and Share Purchase Plan — Can the Corporation prevent shareholders from participation in the Plan?” Enrollment and participation in the Plan by insiders and employees will be subject to our insider trading policy.

From time to time, financial intermediaries, including brokers and dealers and other persons, may engage in positioning transactions in order to benefit from any discounts to the market price applicable to Common Shares purchased pursuant to the reinvestment of dividends under the Plan.  Those transactions may cause fluctuations in the trading price and volume of our Common

Shares.  Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters.  We have no arrangements or understandings, formal or informal, with any person relating to the sale of our Common Shares to be received under the Plan.  We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purposes of the Plan.

CAPITALIZATION AND INDEBTEDNESS

The table below sets forth our consolidated indebtedness and shareholders’ equity as of March 31, 2017, and should be read together with the detailed information and unaudited financial statements appearing in the documents incorporated by reference in this prospectus.  The amounts in the table below are unaudited and presented in millions of Canadian dollars.  We have not guaranteed any indebtedness of any of our subsidiaries.

As of March 31, 2017
(unaudited; in millions C$)
Indebtedness:
Regulated Utilities

ITC
Secured US First Mortgage Bonds — 4.81% weighted average fixed rate	$1,975
Secured US Senior Notes — 4.19% weighted average fixed rate	632
Unsecured US Senior Notes — 4.80% weighted average fixed rate	3,118
Unsecured US Shareholder Note — 6.00% fixed rate	264
Term Loan Credit Agreements — 1.85% variable rate	332

TEP, UNS Electric, Inc. and UNS Gas, Inc.
Unsecured US Tax-Exempt Bonds — 3.91% weighted average fixed and variable rate	819
Unsecured US Fixed Rate Notes — 4.26% weighted average fixed rate	1,497

Central Hudson Gas & Electric Corporation
Unsecured US Promissory Notes — 4.25% weighted average fixed and variable rate	761

FortisBC Energy Inc.
Unsecured Debentures — 5.24% weighted average fixed rate	2,220

FortisAlberta Inc.
Unsecured Debentures — 4.82% weighted average fixed rate	1,834

FortisBC Inc.
Secured Debentures — 8.80% fixed rate	25
Unsecured Debentures — 5.22% weighted average fixed rate	635

Newfoundland Power Inc., Maritime Electric Company, Limited and FortisOntario Inc.
Secured First Mortgage Sinking Fund Bonds — 6.48% weighted average fixed rate	516
Secured First Mortgage Bonds — 6.19% weighted average fixed rate	195
Unsecured Senior Notes — 6.11% weighted average fixed rate	104

Caribbean Utilities Company, Ltd., FortisTCI Limited and Turks and Caicos Utilities Limited
Unsecured US Senior Loan Notes and Bonds — 4.82% weighted average fixed and variable rate	547

Fortis Inc.
Unsecured US Senior Notes and Promissory Notes — 3.43% weighted average fixed rate	4,311
Unsecured Debentures — 6.50% weighted average fixed rate	200
Unsecured Senior Notes — 2.85% fixed rate	500
Long-term classification of credit facility borrowings	1,030

Less: Deferred financing costs and debt discounts	(148)
Total indebtedness (including current installments)	$21,367
Capital lease and finance obligations (including current installments)	527
Short-term borrowings	545
Total indebtedness, capital lease and finance obligations	$22,439

Shareholders’ Equity:
Common shares	$11,340
Preference shares	1,623
Additional paid-in capital	12
Accumulated other comprehensive income	653
Retained earnings	1,583
Non-controlling interests	1,851
Total shareholders’ equity	$17,062

Total Capitalization:	$39,501

The table above does not include our cash and cash equivalents.  As of March 31, 2017, we had approximately C$298 million in cash and cash equivalents.  Accordingly, as of March 31, 2017, our total indebtedness, capital lease and finance obligations, net of cash and cash equivalents, was approximately C$22,141 million.

DESCRIPTION OF COMMON SHARES

The Common Shares to be offered by this prospectus will be offered to our shareholders pursuant to participation in the Plan.

Authorized Capital

Our authorized share capital consists of an unlimited number of Common Shares, an unlimited number of first preference shares issuable in series and an unlimited number of second preference shares issuable in series, in each case without nominal or par value. As at March 31, 2017, 415,571,427 Common Shares, 5,000,000 Cumulative Redeemable First Preference Shares, Series F, or the First Preference Shares, Series F, 9,200,000 Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series G, or the First Preference Shares, Series G, 7,024,846 Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series H, or the First Preference Shares, Series H, 2,975,154 Cumulative Redeemable Floating Rate First Preference Shares, Series I, or the First Preference Shares, Series I, 8,000,000 Cumulative Redeemable First Preference Shares, Series J, or the First Preference Shares, Series J, 10,000,000 Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series K, or the First Preference Shares, Series K, and 24,000,000 Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series M, or the First Preference Shares, Series M, were issued and outstanding. Our First Preference Shares, Series F, First Preference Shares, Series G, First Preference Shares, Series H, First Preference Shares, Series I, First Preference Shares, Series J, First Preference Shares, Series K and First Preference Shares, Series M are listed on the TSX under the symbols “FTS.PR.F”, “FTS.PR.G”, “FTS.PR.H”, “FTS.PR.I”, “FTS.PR.J”, “FTS.PR.K” and “FTS.PR.M”, respectively. Our Common Shares are listed on the TSX and the NYSE under the symbol “FTS”.

Description of the Common Shares

Each Common Share offered hereunder will have the terms described below.

Dividends

Dividends on Common Shares are declared at the discretion of our Board. Holders of Common Shares are entitled to dividends on a pro rata basis if, as and when declared by our Board. Subject to the rights of the holders of the first preference shares and second preference shares and any of our other classes of shares entitled to receive dividends in priority to or rateably with the holders of the Common Shares, our Board may declare dividends on the Common Shares to the exclusion of any of our other classes of shares.

Liquidation, Dissolution or Winding-Up

On our liquidation, dissolution or winding-up, holders of Common Shares are entitled to participate rateably in any distribution of our assets, subject to the rights of holders of first preference shares and second preference shares and any of our other classes of shares entitled to receive our assets on such a distribution in priority to or rateably with the holders of the Common Shares.

Voting Rights

Holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each Common Share held at such meetings.

Trading History

The following table sets forth the annual high and low market prices for our Common Shares on the TSX and the NYSE for the five most recent full financial years:

	TSX (C$)		NYSE (US$)(1)
	High	Low	High	Low
2012	34.98	31.70	—	—
2013	35.14	29.51	—	—
2014	40.83	29.78	—	—
2015	42.23	34.16	—	—
2016	44.87	35.53	33.25	29.14

(1)  The Common Shares commenced trading on the NYSE on October 14, 2016.

The following table sets forth the quarterly high and low market prices for our Common Shares on the TSX and the NYSE for the two most recent full financial years and any subsequent period:

	TSX (C$)		NYSE (US$)(1)
	High	Low	High	Low
2015
First Quarter	42.23	38.32	—	—
Second Quarter	39.90	34.45	—	—
Third Quarter	38.75	34.16	—	—
Fourth Quarter	40.14	35.51	—	—

2016
First Quarter	41.58	35.53	—	—
Second Quarter	43.91	38.52	—	—
Third Quarter	44.87	40.32	—	—
Fourth Quarter	44.27	39.58	33.25	29.14

2017
First Quarter	44.44	40.59	33.37	30.53

(1) The Common Shares commenced trading on the NYSE on October 14, 2016.

The following table sets forth the monthly high and low market prices for our Common Shares on the TSX and the NYSE for the most recent six months:

	TSX (C$)		NYSE (US$)(1)
	High	Low	High	Low
2016
November	44.27	39.58	33.10	29.14
December	41.94	39.83	31.36	29.51

2017
January	41.91	40.59	32.18	30.53
February	43.50	41.35	33.07	31.59
March	44.44	41.95	33.37	31.27
April	45.13	43.70	33.99	32.28

(1) The Common Shares commenced trading on the NYSE on October 14, 2016.

On May 15, 2017, the closing price of the Common Shares was C$44.76 on the TSX and US$32.81 on the NYSE.  The registrar and transfer agent for the Common Shares in Canada is Computershare at its principal office in Toronto, Ontario and in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts.

EXPENSES

The expenses in connection with the issuance and distribution of the Common Shares being offered are as follows:

Securities and Exchange Commission Registration Fee	US	$22,774
Stock Exchange Listing Fees	US	$10,000
Accounting Fees*	US	$15,000
Legal Fees and Expenses*	US	$50,000
Total*	US	$97,774

*    Estimated

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES IN THE UNITED STATES

We are organized and exist under the laws of the Province of Newfoundland and Labrador, Canada. The majority of our directors and officers, and some of the experts named in this prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States.  We have appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States.   It may also be difficult for holders of the Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under U.S. federal securities laws.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a U.S. court arising out of or related to or concerning the offering of the Common Shares under the registration statement.

We have been advised by our Canadian counsel, Davies Ward Phillips & Vineberg LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Davies Ward Phillips & Vineberg LLP, however, that there is real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

INDEMNIFICATION

Under the Corporations Act, except in respect of an action by or on our behalf to obtain a judgment in our favor, we may indemnify a director or officer, a former director or officer, or a person who acts or has acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor, or a body corporate, and his or her heirs and legal representatives (each, an “indemnified person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the indemnified person in respect of any civil, criminal or administrative action or proceeding to which the indemnified person is made a party by reason of being or having been our director or officer or that of a body corporate, if the director or officer to be indemnified (i) acted honestly and in good faith with a view to our best interests, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. We may with the approval of a court indemnify an indemnified person in respect of an action by or on our behalf to obtain a judgment in our favor, to which the person is made a party because of being or having been our director or officer, against all costs, charges and expenses reasonably incurred by the person in connection with the action where the person fulfils the conditions set out in (i) and (ii) above.

Under Section 207 of the Corporations Act, notwithstanding the above, an indemnified person is entitled to indemnity from us in respect of costs, charges and expenses reasonably incurred by the person in connection with the defense of a civil, criminal or administrative action or proceeding to which the person is made a party because of being or having been our director or officer or a director or officer of a body corporate, where the person seeking indemnity:

•              was substantially successful on the merits in his or her defense of the action or proceeding;

•              qualifies in accordance with the standards set out in the above paragraph; and

•              is fairly and reasonably entitled to indemnity.

In addition, we may purchase and maintain insurance for the benefit of an indemnified person against liability incurred by the person (a) in his or her capacity as our director or officer, except where the liability relates to his or her failure to act honestly and in good faith with a view to our best interests; or (b) in his or her capacity as a director or officer of another body corporate where he or she acts or acted in that capacity at our request, except where the liability relates to his or her failure to act honestly and in good faith with a view to the best interests of that body corporate.

Subject to the above provisions of the Corporations Act, our by-laws require us to indemnify a director or officer, a former director or officer, or a person who acts or has acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, or his or her heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the person in respect of any civil, criminal or administrative action or proceeding to which the individual is involved because of that association with us or such other entity. Our by-laws authorize us to purchase and maintain insurance for the benefit of any such person against such liabilities and in such amounts as our board may determine and are permitted by the Corporations Act. Our by-laws further authorize us to execute indemnity agreements evidencing our indemnity in favor of the foregoing persons to the full extent permitted by law. Our by-laws provide that, unless prohibited by the Corporations Act, we may advance moneys to any director, officer or other person for the costs, charges and expenses of any such proceeding; provided, however, that such person must repay the moneys to us if the individual is found to not be entitled to indemnification under Section 207 of the Corporations Act.

We have purchased insurance against potential claims against our directors or officers and against loss for which we may be required or permitted by law to indemnify such directors and officers. We have also entered into indemnity agreements with our directors and officers which provide, among other things, that we will indemnify such persons to the full extent permitted by law. Pursuant to these agreements, we have agreed to provide such persons an advance of defense costs prior to final disposition of a proceeding, subject to an obligation for such persons to repay such advance if the individual is found to not be entitled to indemnification under Section 207 of the Corporations Act or otherwise at law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

Certain legal matters relating to the offering of Common Shares have been passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, and Davies Ward Phillips & Vineberg LLP, New York, New York. The legal matter regarding the validity of the Common Shares to be registered has been passed upon by McInnes Cooper, St. John’s, Newfoundland and Labrador.

EXPERTS

The consolidated financial statements of the Corporation incorporated by reference from the 2016 Annual Report have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On February 15, 2017, our audit committee and our Board determined that they would not propose Ernst & Young LLP for re-appointment as the Corporation’s auditor at the meeting of our shareholders held on May 4, 2017.  Instead, our Board determined it would recommend the appointment of Deloitte LLP as the Corporation’s auditor.  On May 4, 2017, our shareholders approved the appointment of Deloitte LLP as the Corporation’s auditor to hold office until the close of the next annual meeting of our shareholders.

During our two most recent fiscal years ended December 31, 2015 and 2016 and any subsequent interim period, there were no disagreements with Ernst &Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ernst &Young LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

The reports of Ernst &Young LLP on our financial statements for the fiscal years ended December 31, 2015 and 2016 contain no adverse opinion, disclaimer of opinion or modification as to uncertainty, audit scope or accounting principles.

We have provided Ernst &Young LLP the foregoing disclosures and have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with such disclosures. We have received the requested letter from Ernst &Young LLP wherein it has confirmed its agreement with our disclosures, a copy of which is filed herewith as Exhibit 16.1.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.         Indemnification of Directors and Officers

Under the Corporations Act (Newfoundland and Labrador), or the Corporations Act, except in respect of an action by or on our behalf to obtain a judgment in our favor, we may indemnify a director or officer, a former director or officer, or a person who acts or has acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor (a “body corporate”), and his or her heirs and legal representatives (each, an “indemnified person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the indemnified person in respect of any civil, criminal or administrative action or proceeding to which the indemnified person is made a party by reason of being or having been our director or officer or that of a body corporate, if the director or officer to be indemnified (i) acted honestly and in good faith with a view to our best interests, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. We may with the approval of a court indemnify an indemnified person in respect of an action by or on our behalf to obtain a judgment in our favor, to which the person is made a party because of being or having been our director or officer, against all costs, charges and expenses reasonably incurred by the person in connection with the action where the person fulfils the conditions set out in (i) and (ii) above.

Under Section 207 of the Corporations Act, notwithstanding the above, an indemnified person is entitled to indemnity from us in respect of costs, charges and expenses reasonably incurred by the person in connection with the defense of a civil, criminal or administrative action or proceeding to which the person is made a party because of being or having been our director or officer or a director or officer of a body corporate, where the person seeking indemnity:

•                                          was substantially successful on the merits in his or her defense of the action or proceeding;

•                                          qualifies in accordance with the standards set out in the above paragraph; and

•                                          is fairly and reasonably entitled to indemnity.

In addition, we may purchase and maintain insurance for the benefit of an indemnified person against liability incurred by the person (a) in his or her capacity as our director or officer, except where the liability relates to his or her failure to act honestly and in good faith with a view to our best interests; or (b) in his or her capacity as a director or officer of another body corporate where he or she acts or acted in that capacity at our request, except where the liability relates to his or her failure to act honestly and in good faith with a view to the best interests of that body corporate.

Subject to the above provisions of the Corporations Act, our by-laws require us to indemnify a director or officer, a former director or officer, or a person who acts or has acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, or his or her heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the person in respect of any civil, criminal or administrative action or proceeding to which the individual is involved because of that association with us or such other entity. Our by-laws authorize us to purchase and maintain insurance for the benefit of any such person against such liabilities and in such amounts as our board may determine and are permitted by the Corporations Act. Our by-laws further authorize us to execute indemnity agreements evidencing our indemnity in favor of the foregoing persons to the full extent permitted by law. Our by-laws provide that, unless prohibited by the Corporations Act, we may advance moneys to any director, officer or other person for the costs, charges and expenses of any such proceeding; provided, however, that such person must repay the moneys to us if the individual is found to not be entitled to indemnification under Section 207 of the Corporations Act.

We have purchased insurance against potential claims against our directors or officers and against loss for which we may be required or permitted by law to indemnify such directors and officers. We have also entered into indemnity agreements with our directors and officers which provide, among other things, that we will indemnify such persons to the full extent permitted by law. Pursuant to these agreements, we have agreed to provide such persons an advance of defense costs prior to final disposition of a proceeding, subject to an obligation for such persons to repay such advance if the individual is found to not be entitled to indemnification under Section 207 of the Corporations Act or otherwise at law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 9.         Exhibits

The following exhibits have been filed as part of this registration statement:

Exhibit
Number	Description

4.1	Fortis Inc. Second Amended and Restated Dividend Reinvestment and Share Purchase Plan

5.1	Opinion of McInnes Cooper as to the validity of the Common Shares to be registered

8.1	Opinion of Davies Ward Phillips & Vineberg LLP, New York, New York as to U.S. federal tax matters

8.2	Opinion of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario as to Canadian tax matters

16.1	Letter from Ernst &Young LLP regarding change in certifying accountant

23.1	Consent of Ernst & Young LLP, Toronto, Ontario

23.2	Consent of McInnes Cooper (included in Exhibit 5.1)

23.3	Consent of Davies Ward Phillips & Vineberg LLP, New York, New York (included in Exhibit 8.1)

23.4	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario (included in Exhibit 8.2)

24.1	Powers of Attorney (included on the signature pages of this Registration Statement)

Item 10.              Undertakings

The undersigned registrant hereby undertakes:

(1)                                 To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)            To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)         To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)       To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth above in paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)                                 That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                 To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)                                 To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Corporation includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.  Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)                                 That, for the purpose of determining liability under the Securities Act to any purchaser: if the Corporation is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)                                 That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)                                 That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)                                 Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of St. John’s, Province of Newfoundland and Labrador, Country of Canada, on May 16, 2017.

FORTIS INC.

By:	/s/ Karl W. Smith
	Name:	Karl W. Smith
	Title:	Executive Vice President, Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Barry V. Perry, Karl W. Smith and David C. Bennett, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in their respective capacities indicated below.

Name	Title	Date

/s/ Barry V. Perry	President and Chief Executive Officer, Director	May 16, 2017
Barry V. Perry	(Principal Executive Officer)

/s/ Karl W. Smith	Executive Vice President, Chief Financial Officer	May 16, 2017
Karl W. Smith	(Principal Financial Officer and Accounting Officer)

/s/ Douglas J. Haughey	Chairman of the Board of Directors	May 16, 2017
Douglas J. Haughey

/s/ Tracey C. Ball	Director	May 16, 2017
Tracey C. Ball

/s/ Pierre J. Blouin	Director	May 16, 2017
Pierre J. Blouin

/s/ Lawrence T. Borgard	Director	May 16, 2017
Lawrence T. Borgard

/s/ Maura J. Clark	Director	May 16, 2017
Maura J. Clark

/s/ Margarita K. Dilley	Director	May 16, 2017
Margarita K. Dilley

/s/ Ida J. Goodreau	Director	May 16, 2017
Ida J. Goodreau

/s/ Harry McWatters	Director	May 16, 2017
Harry McWatters

/s/ Ronald D. Munkley	Director	May 16, 2017
Ronald D. Munkley

/s/ Joseph L. Welch	Director	May 16, 2017
Joseph L. Welch

/s/ Jo Mark Zurel	Director	May 16, 2017
Jo Mark Zurel

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Fortis Inc. in the United States, on this 16th day of May, 2017.

FORTISUS INC.

By:	/s/ Barry V. Perry
	Name:	Barry V. Perry
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description

4.1	Fortis Inc. Second Amended and Restated Dividend Reinvestment and Share Purchase Plan

5.1	Opinion of McInnes Cooper as to the validity of the Common Shares to be registered

8.1	Opinion of Davies Ward Phillips & Vineberg LLP, New York, New York as to U.S. federal tax matters

8.2	Opinion of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario as to Canadian tax matters

16.1	Letter from Ernst &Young LLP regarding change in certifying accountant

23.1	Consent of Ernst & Young LLP, Toronto, Ontario

23.2	Consent of McInnes Cooper (included in Exhibit 5.1)

23.3	Consent of Davies Ward Phillips & Vineberg LLP, New York, New York (included in Exhibit 8.1)

23.4	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario (included in Exhibit 8.2)

24.1	Powers of Attorney (included on the signature pages of this Registration Statement)